SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                 RULED 13D-2(A) UNDER THE SECURITIES ACT OF 1934

                           OPHTHALMIC IMAGING SYSTEMS
                                (Name of Issuer)

               COMMON STOCK                            683737209
               NO PAR VALUE
       (Title of class of securities)                (CUSIP number)

                                   URI GEIGER
                       U.M. ACCELMED, LIMITED PARTNERSHIP
                                6 HACHOSHLIM ST.
                                HERZELIA, ISRAEL
                          TELEPHONE: 011-972-9-788-3330

   (Name, address and telephone number of person authorized to receive notices and communications)

                                  JUNE 24, 2009
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all Exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

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CUSIP NO. 683737209                                              PAGE 2 OF 14
-------------------                                           ------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

     U.M. ACCELMED, LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e):           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER:
                        0
     NUMBER OF     -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER:
    BENEFICIALLY        12,844,304
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER:
     REPORTING          0
    PERSON WITH    -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER:
                        12,844,304
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     12,844,304
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     43.2%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     PN
--------------------------------------------------------------------------------

* Based on 16,866,831 shares of Common Stock outstanding by Ophthalmic Imaging Systems in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 15, 2009.

-------------------                                           ------------------
CUSIP NO. 683737209                                              PAGE 3 OF 14
-------------------                                           ------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

     A.M. ACCELMED MANAGEMENT (2009) LTD.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e):           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER:
                        0
     NUMBER OF     -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER:
    BENEFICIALLY        12,844,304
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER:
     REPORTING          0
    PERSON WITH    -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER:
                        12,844,304
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     12,844,304
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     43.2%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     CO
--------------------------------------------------------------------------------

* Based on 16,866,831 shares of Common Stock outstanding by Ophthalmic Imaging Systems in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 15, 2009.

-------------------                                           ------------------
CUSIP NO. 683737209                                              PAGE 4 OF 14
-------------------                                           ------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

     M. ARKIN (1999) LTD.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e):           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER:
                        0
     NUMBER OF     -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER:
    BENEFICIALLY        12,844,304
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER:
     REPORTING          0
    PERSON WITH    -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER:
                        12,844,304
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     12,844,304
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     43.2%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     CO
--------------------------------------------------------------------------------

* Based on 16,866,831 shares of Common Stock outstanding by Ophthalmic Imaging Systems in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 15, 2009.

-------------------                                           ------------------
CUSIP NO. 683737209                                              PAGE 5 OF 14
-------------------                                           ------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

     MOSHE ARKIN
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e):           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER:
                        0
     NUMBER OF     -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER:
    BENEFICIALLY        12,844,304
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER:
     REPORTING          0
    PERSON WITH    -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER:
                        12,844,304
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     12,844,304
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     43.2%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     IN
--------------------------------------------------------------------------------

* Based on 16,866,831 shares of Common Stock outstanding by Ophthalmic Imaging Systems in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 15, 2009.

ITEM 1. SECURITY AND ISSUER

     This Statement on Schedule 13D relates to the common stock, no par value (the "Common Stock"), of Ophthalmic Imaging Systems, a company organized under the laws of California ("OIS"). The address of the principal executive office of OIS is 221 Lathrop Way, Suite I, Sacramento, CA 95815.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 13D is being filed jointly by U.M. AccelMed, Limited Partnership (the "Limited Partnership"), A.M. AccelMed Management (2009) Ltd. (the "General Partner"), M. Arkin (1999) Ltd. ("Arkin's Company"), and Moshe Arkin (collectively, the "Reporting Persons.") The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as an exhibit hereto.

     The General Partner is the general partner of the Limited Partnership. Shares in the General Partner are held 80% by Arkin's Company and 20% by Dr. Uri Geiger. Moshe Arkin is the controlling shareholder.

     The General Partner has three directors, Moshe Arkin, Menachem Inbar, and Dr. Uri Geiger, and no officers. Moshe Arkin is the sole director of Arkin's Company, which has no officers.

     Each of the Limited Partnership, the General Partner, and Arkin's Company is organized under the laws of Israel. The business address of the Limited Partnership, the General Partner, and Arkin's Company is 6 Hachoshlim St., Herzelia, Israel.

     The principal business of the Limited Partnership is to invest in medical devices companies, the principal business of the General Partner is to serve as general partner for the Limited Partnership, and the principal business of the Arkin Company is to invest in companies.

     Moshe Arkin is a citizen of Israel whose principal business is Chairman of the Board of Arkin Holdings. Menachem Inbar is a citizen of Israel whose principal business is Head of Family Office of Arkin Holdings. The principal business of Arkin Holdings is to manage the investments and holdings of the family of Moshe Arkin, and it is located at 6 Hachoshlim St., Herzelia, Israel (which is also Mr. Arkin's and Mr. Inbar's business address). Dr. Geiger is a citizen of Israel whose principal business is Chairman of the General Partner. Dr. Geiger's business address is the same as that of the Limited Partnership provided above.

     Other than as listed in Item 5 of this Report, each person or entity set forth above disclaims beneficial ownership of the Common Stock beneficially owned by the Reporting Persons.

     During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the entities or individuals mentioned in this Item 2 of this report has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to a Purchase Agreement dated June 24, 2009 (the "Purchase Agreement"), described in more detail in Item 6 of this report, OIS authorized the issuance and sale to the Limited Partnership of up to an aggregate of 13,214,317 shares of Common Stock, and warrants to purchase up to an aggregate of 4,404,772 shares of Common Stock. On June 24, 2009, OIS issued and sold to the Limited Partnership 9,633,228 shares of Common Stock and a warrant to purchase up to 3,211,076 shares of Common Stock, for an aggregate purchase price of $3,999,909. In addition, subject to certain conditions set forth in the Purchase Agreement, within 14 days of the date of OIS's filing with the Securities and Exchange Commission (the "SEC") of its Form 10-Q for the quarter ended March 31, 2010, OIS will issue and sell to the Limited Partnership 3,581,089 shares of Common Stock and a warrant to purchase up to an aggregate of 1,193,696 shares of Common Stock, for an aggregate purchase price of $1,999,967.

     The funds used by the Limited Partnership to purchase the Common Stock and warrants have and will come from capital contributions by limited partners.

ITEM 4. PURPOSE OF TRANSACTION.

     The Common Stock acquired by the Limited Partnership on June 24, 2009 represents approximately 36.4% of OIS's outstanding share capital. Considering both the Common Stock and warrants that the Limited Partnership acquired on that day, the Limited Partnership owns 43.2% of the outstanding shares of OIS on a beneficial ownership basis. As part of the Purchase Agreement, OIS agreed to prepare and file with the SEC within 60 days a registration statement covering the resale of these Common Stock and warrants. In addition, subject to certain conditions set forth in the Purchase Agreement, within 14 days of the date of OIS's filing with the SEC of its Form 10-Q for the quarter ended March 31, 2010, OIS will issue and sell to the Limited Partnership 3,581,089 shares of Common Stock and a warrant to purchase up to an aggregate of 1,193,696 shares of Common Stock, for an aggregate purchase price of $1,999,967. OIS agreed to prepare and file a registration statement covering the resale of these Common Stock and warrants as well.

     Pursuant to the terms of the Purchase Agreement and a Voting Agreement also entered into on June 24, 2009 (the "Voting Agreement"), the OIS's Board of Directors appointed Uri Geiger and Moshe Arkin as directors, as the Limited Partnership's representatives to the Board, effective June 24, 2009. The Purchase Agreement also requires that OIS increase the size of its Board of Directors from six, the current number, to nine. The Voting Agreement, as described in more detail in Item 6 of this report, contains other agreements related to additional appointments to the Board.

     So long as the Limited Partnership maintains certain ownership percentages in OIS, the Purchase Agreement also grants the Limited Partnership veto rights over certain material business decisions of OIS, a pro rata participation right in any future equity offering of OIS, and a most favorite nation right, pursuant to which the Limited Partnership will receive rights or parity with any other issuance which provides for rights more favorable than those received by the Limited Partnership.

     Although the Limited Partnership was not a party, on June 24, 2009, OIS entered into an asset purchase agreement with MediVision Medical Imaging Ltd. ("MediVision"), an Israeli corporation and the majority shareholder of OIS (as calculated without taking into account the transaction contemplated under the Purchase Agreement), to purchase substantially all of MediVision's assets (the "Asset Purchase Agreement"). As payment for such assets, OIS agreed to assume certain liabilities, including, among other things, an outstanding bank loan in an amount not to exceed $1,500,000 and all intercompany indebtedness owed to OIS with a principal amount not to exceed $4,200,000. The closing of the asset purchase is subject to a number of conditions, including the approval of the asset purchase by the shareholders of MediVision.

     Additional agreements relating to OSI are described below in Item 6 of this report. The descriptions of the Purchase Agreement, Voting Agreement, the Asset Purchase Agreement, and other agreements in this Schedule 13D are qualified in their entirety by reference to the full text of such agreements.

     The Reporting Persons intend to review the performance of their investment in OSI from time to time. Subject to the Purchase Agreement and depending on various factors, including the business, prospects and financial position of OSI, the current and anticipated future price levels of the Common Stock and currency exchange rates, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available to them, the Reporting Persons will take such actions with respect to their investment in OSI as they deem appropriate in light of the circumstances existing from time to time. Subject to the Purchase Agreement, the Reporting Persons may purchase additional equity in OSI or may, and hereby reserve the right to, dispose of some or all of their holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions.

     Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b)

     As of the date hereof, the Limited Partnership is deemed to be the direct beneficial owner of 12,844,304 shares of Common Stock, including 9,633,228 shares of Common Stock and a warrant to purchase up to 3,211,076 shares of Common Stock, which represents approximately 43.2% of the number of shares of Common Stock outstanding. The Limited Partnership has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by the Limited Partnership.

     As the general partner of the Limited Partnership, the General Partner may be deemed to be the indirect beneficial owner of the 12,844,304 shares of Common Stock beneficially held by the Limited Partnership, which represents approximately 43.2% of the number of shares of Common Stock outstanding. The General Partner has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by the Limited Partnership.

     As the controlling shareholder of the General Partner, Arkin's Company may be deemed to be the indirect beneficial owner of the 12,844,304 shares of Common Stock beneficially held by the Limited Partnership, which represents approximately 43.2% of the number of shares of Common Stock outstanding . Arkin's Company has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by the Limited Partnership.

     As the controlling shareholder and sole director of Arkin's Company, Moshe Arkin may be deemed to be the indirect beneficial owner of the 12,844,304 shares of Common Stock beneficially held by the Limited Partnership, which represents approximately 43.2% of the number of shares of Common Stock outstanding. Mr. Arkin has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by the Limited Partnership.

     Each such entity and individual named above disclaims beneficial ownership of any such Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any such entity or individual is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.

     The Reporting Parties have acted in concert in connection with the transaction described herein. Consequently, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person disclaims the existence of any such group.

     (c)

     Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons and no other person or entity described in Item 2 of this report hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Common Stock.

     (d)

     No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

     Percentages set forth in this Schedule 13D were calculated based on 16,866,831 shares of Common Stock outstanding by Ophthalmic Imaging Systems in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 15, 2009.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The below summaries of the Purchase Agreement, Voting Agreement, and various other agreements are qualified in their entirety by reference to the full text of such agreements, which are filed as exhibits hereto and are incorporated herein by reference.

     PURCHASE AGREEMENT

     On June 24, 2009, OIS entered into a Purchase Agreement with the Limited Partnership. Pursuant to the Purchase Agreement, OIS authorized the issuance and sale of up to an aggregate of 13,214,317 shares of Common Stock, no par value, and warrants to purchase up to an aggregate of 4,404,772 shares of Common Stock in two installments. For the first installment (the "1st Installment"), OIS agreed to issue and sell to the Limited Partnership, and the Limited Partnership agreed to buy 9,633,228 shares (the "1st Installment Shares") of Common Stock and a warrant (the "1st Installment Warrant") to purchase up to 3,211,076 shares (the "1st Installment Warrant Shares") of Common Stock, for an aggregate purchase price of $3,999,909. The 1st Installment was completed on June 24, 2009, the date of the Purchase Agreement (the "1st Installment Closing Date"). For the second installment (the "2nd Installment"), OIS agreed to issue and sell to the Limited Partnership, and the Limited Partnership agreed to buy 3,581,089 shares of Common Stock (the "2nd Installment Shares") and a warrant (the "2nd Installment Warrant") to purchase up to an aggregate of 1,193,696 shares (the "2nd Installment Warrant Shares") of Common Stock, for an aggregate purchase price of $1,999,967. Subject to certain conditions set forth in the Purchase Agreement, which includes, without limitation, the achievement of certain financial milestones, the completion of the 2nd Installment will occur within 14 days of the date of OIS's filing with the SEC of its Form 10-Q for the quarter ended March 31, 2010 or on a later date as may be agreed to in writing by the parties (the "2nd Installment Closing Date").

     Pursuant to the terms of the Purchase Agreement, OIS agreed to prepare and file with the SEC registration statements covering the resale of the 1st Installment Shares and the 1st Installment Warrant Shares within 60 days of the 1st Installment Closing Date and the 2nd Installment Shares and the 2nd Installment Warrant Shares within 60 days of the 2nd Installment Closing Date. The 1st Installment Shares, the 1st Installment Warrant Shares, the 2nd Installment Shares and the 2nd Installment Warrant Shares are collectively referred to as the "Registrable Securities." OIS's obligation to keep the registration statement effective will terminate upon the earlier of (i) the date on which all Registrable Securities have been sold, and (ii) the date on which all Registrable Securities become eligible for resale by the Limited Partnership without any volume or other restrictions under Rule 144.

     The Purchase Agreement also provides for the inclusion in the earlier of either the proxy statement for (i) OIS's 2010 Annual Meeting of Shareholders or
(ii) a special meeting of shareholders of OIS held prior to the 2010 Annual Meeting of Shareholders, a proposal to amend its Articles of Incorporation in order to increase the amount of its authorized Common Stock from 35 million to 100 million (MediVision executed a binding and irrevocable proxy agreeing to vote its shares in favor of this proposal.). The Purchase Agreement also sets forth a provision that requires OIS to increase the size of its Board of Directors from six, the current number, to nine. Director and officer insurance will be provided for each director elected or appointed in accordance with the foregoing nomination procedures in an amount not less than $10 million. In addition, OIS will pay the Limited Partnership $20,000 per year for each director elected or appointed that was nominated by the Limited Partnership pursuant to the Voting Agreement who is not an employee of OIS.

     The Purchase Agreement also grants the Limited Partnership (i) veto rights, so long as the Limited Partnership owns more than 20% of the Common Stock on a fully diluted basis, over certain material business decisions of OIS, (ii) a pro rata participation right in any future equity offering of OIS, so long as the Limited Partnership owns 15% of the 1st Installment Shares, and (iii) a most favorite nation right, pursuant to which the Limited Partnership will receive rights on parity with any other issuance which provides for rights more favorable than those received by the Limited Partnership (e.g., voting, registration, liquidation preference, etc.), so long as the Limited Partnership owns 20% of OIS's Common Stock on a fully diluted basis.

     A copy of the Purchase Agreement is attached hereto as Exhibit 2.

     WARRANTS

     The 1st Installment Warrant entitles the Limited Partnership to purchase 3,211,076 shares of Common Stock at an exercise price of $1.00 per share. The 1st Installment Warrant expires on June 24, 2012. The exercise price will be adjusted and the number of shares of Common Stock to be issued upon exercise of the 1st Installment Warrant will be adjusted upon the occurrence of the payment of a stock dividend or a stock split. In addition, the 1st Installment Warrant includes certain anti-dilution provisions which are triggered if OIS issues or sells any Common Stock, securities convertible into Common Stock, any right to purchase shares of or reprice the Common Stock at an effective per share selling price less than $1.00 per share. Upon the occurrence of an anti-dilution event specified in the immediately preceding sentence, the exercise price of the 1st Installment Warrant will be adjusted pursuant to a weighted-average formula.

     The 2nd Installment Warrant entitles the Limited Partnership to purchase 1,193,696 shares of Common Stock at an exercise price of $1.00 per share. The exercise price will be adjusted and the number of shares of Common Stock to be issued upon exercise of the 2nd Installment Warrant will be adjusted upon the occurrence of the payment of a stock dividend or a stock split. In addition, the 2nd Installment Warrant includes certain anti-dilution provisions which are triggered if OIS issues or sells any Common Stock, securities convertible into Common Stock, any right to purchase shares of or reprice the Common Stock at an effective per share selling price less than $1.00 per share. Upon the occurrence of an anti-dilution event specified in the immediately preceding sentence, the exercise price of the 2nd Installment Warrant will be adjusted pursuant to a weighted-average formula.

     The 2nd Installment Warrant may be exercised beginning on the earliest of the following: (i) the date that OIS consummates a merger with and into another corporation or the date OIS consummates a sale, transfer or other disposition of all or substantially all of its assets, (ii) the date that the average closing price per share of OIS's Common Stock on the OTC Bulletin Board (or wherever the Common Stock is listed or quoted for trading on the date in question) for 10 consecutive trading days exceeds $2.00, (iii) the date OIS's Board of Directors offers a transaction pursuant to which OIS will raise at least $1.5 million in capital raising transaction with persons who are shareholders of MediVision, on the date thereof, and (iv) March 27, 2012, and expires on June 24, 2012.

     Copies of the 1st Installment Warrant and form of 2nd Installment Warrant are attached hereto as Exhibits 3 and 4, respectively.

     VOTING AGREEMENT

     Pursuant to the terms of the Purchase Agreement, on June 24, 2009, OIS entered into an agreement (the "Voting Agreement") by and among (i) the Limited Partnership, (ii) MediVision, (iii) Agfa Gevaert N.V. ("Agfa"), (iv) Delta Trading and Services (1986) Ltd. ("Delta"), and (v) Gil Allon, Noam Allon, Ariel Shenhar and Yuval Shenhar (collectively, the "Allon/Shenhar Group" and together with Agfa and Delta, the "Principal MV Shareholders"). MediVision and the Principal MV Shareholders are referred to as the "MediVision/Principal Shareholders Group." Under the Voting Agreement, following the 1st Installment Closing Date, as long as each of the Limited Partnership and the MediVision/Principal MV Shareholders Group holds between 25% and 50% of the outstanding shares of Common Stock, OIS agreed to use its best efforts and will take all actions (including, if necessary, amend its bylaws) to cause to be nominated for election to OIS's Board of Directors, and each of the Limited Partner and the members of the MediVision/Principal MV Shareholders Group, agreed to vote its shares of Common Stock owned, whether directly or indirectly, and whether now owned or thereafter acquired, in favor of, the following nominees: (1) two "Independent Directors" as defined under the listing standards of The Nasdaq Capital Market, the identity of one will be designated and named by the Limited Partnership and the identity of the other by the MediVision/Principal MV Shareholders Group; (2) three persons designated and named by the Limited Partnership; (3) three persons designated and named by MediVision; and (4) one person designated and named jointly by the Limited Partnership and MediVision who shall be a reputable individual from OIS's industry.

     Pursuant to the terms of the Voting Agreement, following the 1st Installment Closing Date, as long as either the Limited Partnership or the MediVision/Principal MV Shareholders Group holds less than 25% or more than 50% of the outstanding shares of Common Stock, OIS agreed to use its best efforts and will take all actions (including, if necessary, amend its bylaws) to cause to be nominated for election to OIS's Board of Directors, and each of the Limited Partnership and the members of the MediVision/Principal MV Shareholders Group, agreed to vote its shares of Common Stock, in favor of, the following nominees: (1) two "Independent Directors" as defined under the listing standards of The Nasdaq Capital Market, the identity of one will be designated and named by the Limited Partnership and the identity of the other by either MediVision/Principal MV Shareholders Group; (2) six persons designated and named by the Limited Partnership and the MediVision/Principal MV Shareholders Group, with each of the Limited Partnership and the MediVision/Principal MV Shareholders Group entitled to name the number of persons for election to OIS's Board of Directors in proportion to their shareholdings in OIS (i.e., calculated based on the percentages of holdings of each out of their combined aggregate holdings, multiplied by six, and rounded to the nearest whole number); (3) one person designated and named jointly by the Limited Partnership and MediVision who shall be a reputable individual from OIS's industry.


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


     In connection with the foregoing, at the first annual meeting of OIS's shareholders following the execution of the Voting Agreement, the Limited Partnership shall designate Ariel Shenhar and the MediVision/Principal MV Shareholders Group shall designate Gil Allon to serve as directors until the next annual meeting, subject to their continued service as OIS's Chief Financial Officer and Chief Executive Officer, respectively. In addition, the Limited Partnership has appointed Uri Geiger and Moshe Arkin (the "New Directors") to serve on OIS's Board of Directors.

     The Voting Agreement will terminate when the Limited Partnership ceases to own 10% of the Common Stock on a fully-diluted basis or the MediVision/Principal MV Shareholder Group ceases to own, in the aggregate, 10% of the Common Stock on a fully-diluted basis.

     MediVision is OIS's parent with ownership of 55.6% of the issued and outstanding Common Stock (as calculated without taking into account the transaction contemplated under the Purchase Agreement).

     Gil Allon (OIS's Chief Executive Officer), together with Noam Allon, President and Chief Executive Officer of MediVision and Gil Allon's brother, own 20.31% of MediVision's ordinary shares. Ariel Shenhar (OIS's Chief Financial Officer), together with Yuval Shenhar, his brother, own 0.58% of MediVision's ordinary shares. Agfa and Delta own 15.59% and 42.08% of MediVision's ordinary shares, respectively.

     A copy of the Voting Agreement is attached hereto as Exhibit 5.

     INDEMNIFICATION AGREEMENTS

     Pursuant to the terms of the Purchase Agreement, on June 24, 2009, OIS entered into separate Indemnification Agreements with each of the New Directors. Under the Indemnification Agreements, OIS agreed to hold harmless and indemnify each New Director to the fullest extent authorized under the California General Corporations Code and OIS's Articles of Incorporation, as amended, subject to certain limitations as specified therein.

     A form of Indemnification Agreement is attached hereto as Exhibit 6.

     Concurrent with the above agreements, OIS entered into several other agreements to which the Limited Partnership was not a party. The Purchase Agreement was conditioned on, among other things, OIS entering into an asset purchase agreement with MediVision in a manner and under terms reasonably satisfactory to OIS, on MediVision depositing Common Shares in escrow, and on agreements with United Mizrahi Bank and the holders of OIS's convertible notes. These agreements are described briefly below. A more detailed description of these agreements is contained in the Current Report on Form 8-K filed by OIS on June 29, 2009.

     ASSET PURCHASE AGREEMENT

     On June 24, 2009, OIS entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") with MediVision to purchase substantially all the assets of MediVision, including, among other things, certain agreements under which MediVision agreed to act as distributor and perform certain services (the "Purchased Agreements"), a 63% ownership interest in CCS Pawlowski GmbH, its business as conducted in Belgium (the "Belgium Activities"), rights to intellectual property, accounts receivable, and certain property, plant and equipment. As payment for such assets, OIS agreed to assume certain liabilities, including, among other things, an outstanding bank loan with Mizrahi Tefahot Bank Ltd. (the "United Mizrahi Bank") in an amount not to exceed $1,500,000, all intercompany indebtedness owed to OIS with a principal amount not to exceed $4,200,000, liabilities associated with the Purchased Agreements, the Belgium Activities, and the acquired assets on and after the Closing Date, and certain taxes. The transaction, as contemplated in the Asset Purchase Agreement, must be completed on a date as determined by the parties, in any event, no later than October 22, 2009 (the "Termination Date"). If the transaction is not completed by October 22, 2009 (120 days from the date of the Asset Purchase Agreement), OIS is entitled to the all of the shares held pursuant to the Escrow Agreement (defined below).

     A copy of the Asset Purchase Agreement is attached hereto as Exhibit 7.


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


     ESCROW AGREEMENT

     Pursuant to the terms of the Asset Purchase Agreement, on June 24, 2009, OIS entered into an Escrow Agreement (the "Escrow Agreement") with MediVision and Stephen L. Davis, Esq. Under the Escrow Agreement, MediVision agreed to deposit 3,793,452 shares of Common Stock on the 1st Installment Closing Date and, subject to the status of certain indebtedness of MediVision, an additional 2,000,000 shares of Common Stock on the closing date of the Asset Purchase Agreement. If MediVision fails to make certain indemnification payments under the Asset Purchase Agreement or make certain payments in connection with outstanding indebtedness as specified under the Asset Purchase Agreement, the shares of Common Stock held in escrow will be distributed to OIS or sold and the proceeds thereof distributed to OIS.

     The foregoing shares of Common Stock will be held in escrow until the earlier of (i) the termination of the Asset Purchase Agreement or (ii) the later of (a) the second anniversary of the closing date of the Asset Purchase Agreement or (b) the satisfaction and discharge of the $1,800,000 owed to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade & Labor.

     A copy of the Escrow Agreement is attached hereto as Exhibit 8.

     LETTER AGREEMENT WITH UNITED MIZRAHI BANK

     Pursuant to the Purchase Agreement, on June 24, 2009, OIS entered into a letter agreement (the "Letter Agreement") with United Mizrahi Bank. Under the Letter Agreement, OIS has agreed to assume MediVision's loan with United Mizrahi Bank in an aggregate amount of $1,484,706 (the "New Loan"). The New Loan accrues interest at a rate equal to LIBOR plus 4.75%.

     Principal payments are required to be made in 18 equal monthly installments beginning January 31, 2011. However, if OIS does not receive at least $1,000,000 upon consummation of the 2nd Installment by June 30, 2010, OIS may elect to change its principal repayment schedule, as described in the Letter Agreement.

     A copy of the Letter Agreement is attached hereto as Exhibit 9.

     EXTENSION AGREEMENT AND WARRANTS

     On June 24, 2009, OIS entered into an extension agreement with the holders of its 6.5% convertible notes due April 30, 2010, of which an aggregate principal amount of $1,375,000 remains outstanding (the "Extension Agreement"). Under the terms of the Extension Agreement, the holders agreed to extend the payments by 18 months, such that the next payment will be due December 31, 2010 and extend the maturity date of the notes to October 31, 2011.

     As consideration for these extensions and waivers, OIS issued warrants (the "New Warrants") to purchase an aggregate of 500,000 shares of Common Stock. These New Warrants have an exercise price of $1 per share and expire on June 24, 2012. The exercise price of the New Warrants will be adjusted and the number of shares of Common Stock to be issued upon exercise of the New Warrants will be adjusted upon the occurrence of, among other things, the payment of a stock dividend or a stock split. In addition, the New Warrants include certain anti-dilution provisions if OIS issues or sells any Common Stock or convertible securities, or any warrants or other rights to subscribe for or to purchase or any options for the purchase of its Common Stock or directly or indirectly effectively reduces the conversion, exercise or exchange price for any convertible securities that are currently outstanding, at an effective per share selling price which is less than the greater of (i) the closing price on the trading day next preceding such issue or sale or, in the case of issuances to holders of its Common Stock, the date fixed for the determination of stockholders entitled to receive such warrants, rights, or options, or (ii) the then applicable exercise price of the New Warrants. Upon the occurrence of an anti-dilution event specified in the immediately preceding sentence, the exercise price of the New Warrants will be adjusted pursuant to a weighted-average formula.

     OIS may not effect any exercise of the New Warrants and each Holder is not permitted to exercise its New Warrant into shares of Common Stock if such exercise would give such Holder a beneficial ownership of more than 9.99% of the outstanding shares of Common Stock. This 9.99% limitation may be waived by each Holder upon not less than 61 days prior notice to OIS.

     Copies of the Extension Agreement and a form of New Warrant are attached hereto as Exhibits 10 and 11, respectively.

     Incorporated herein by reference are the following: the Purchase Agreement (Exhibit 2), the 1st Installment Warrant (Exhibit 3), the form of 2nd Installment Warrant (Exhibit 4), the Voting Agreement (Exhibit 5), the form of Indemnification Agreement (Exhibit 6), the Asset Purchase Agreement (Exhibit 7), the Escrow Agreement (Exhibit 8), the Letter Agreement (Exhibit 9), the Extension Agreement (Exhibit 10), and New Warrants (Exhibit 11). The respective descriptions of the Purchase Agreement, the 1st Installment Warrant, the form of 2nd Installment Warrant, the Voting Agreement, the Indemnification Agreement, the Asset Purchase Agreement, the Escrow Agreement, the Letter Agreement, the Extension Agreement, and the New Warrants contained herein are brief summaries only and are qualified in their entirety by the respective terms of each document incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

1 Joint Filing Agreement, dated as of July 6, 2009, by and among the Reporting Persons.

2 Purchase Agreement dated June 24, 2009, by and between Ophthalmic Imaging Systems and U.M. AccelMed, Limited Partnership (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29, 2009).

3 Warrant dated June 24, 2009, issued in favor of U.M. AccelMed, Limited Partnership (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29,
     2009).

4    Form of 2nd Installment Warrant (incorporated herein by reference to
     Exhibit 10.3 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29, 2009).

5 Agreement dated June 24, 2009, by and among U.M. AccelMed, Limited Partnership, MediVision Medical Imaging Ltd., Agfa Gevaert N.V., Delta Trading and Services (1986) Ltd., Gil Allon, Noam Allon, Ariel Shenhar and Yuval Shenhar (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29,
     2009).

6 Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29, 2009).

7 Asset Purchase Agreement dated June 24, 2009, by and between Ophthalmic Imaging Systems and MediVision Medical Imaging Ltd. (incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29, 2009).

8 Escrow Agreement dated June 24, 2009, by and among Ophthalmic Imaging Systems, MediVision Medical Imaging Ltd. and Stephen L. Davis, Esq. (incorporated herein by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29, 2009).

9 Letter Agreement dated June 24, 2009, by and between Ophthalmic Imaging Systems and Mizrahi Tefahot Bank Ltd. (incorporated herein by reference to
     Exhibit 10.8 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29, 2009).

10 Extension Agreement dated June 24, 2009, by and between the Company, The Tail Wind Fund Ltd. and Solomon Strategic Holdings (incorporated herein by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29, 2009).

11 Form of Warrant (incorporated herein by reference to Exhibit 10.10 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29,
     2009).


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


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED: July 6, 2009

                                       U.M. ACCELMED, LIMITED PARTNERSHIP

                                       BY: A.M. ACCELMED MANAGEMENT (2009) LTD.,
                                       GENERAL PARTNER

                                       /s/ Uri Geiger
                                       -----------------------------------------
                                       Uri Geiger
                                       Chairman

                                       A.M. ACCELMED MANAGEMENT (2009) LTD.

                                       /s/ Uri Geiger
                                       -----------------------------------------
                                       Uri Geiger
                                       Chairman

                                       M. ARKIN (1999) LTD.

                                       /s/ Moshe Arkin
                                       -----------------------------------------
                                       Moshe Arkin
                                       Director

                                       MOSHE ARKIN

                                       /s/ Moshe Arkin
                                       -----------------------------------------


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